Exhibit 12

The following table sets forth our ratio of earnings to fixed charges for the periods indicated (in millions):

	Twelve Months Ended Dec. 31,
	2011	2010	2009	2008	2007
Earnings:
Earnings (loss) from continuing operations before taxes	$353	$96	$81	$118	$22
Fixed charges (see below)	149	146	146	163	177
Amortization of capitalized interest	4	3	3	2	1
Capitalized interest	(13)	(10)	(10)	(9)	(11)
Noncontrolling interest in pre-tax income of subsidiaries that have not incurred fixed charges	—	—	—	—	—

Earnings, as adjusted	$493	$235	$220	$274	$189

Fixed charges:
Portion of rents representative of interest expense (33%)	$25	$23	$24	$31	$32
Interest on indebtedness, including amortization of deferred loan costs	111	113	112	123	134
Capitalized interest	13	10	10	9	11

Total fixed charges	$149	$146	$146	$163	$177

Ratio of earnings to fixed charges	3.3	1.6	1.5	1.7	1.1